SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 1)*

Crown Media Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

228411104
(CUSIP Number)

Salvatore Muoio
S. Muoio & Co. LLC
c/o 509 Madison Avenue, Suite 406
New York, New York 10022
(212) 297-2555

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of [__])

__________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228411104                                                                                                                                                                                                Page 2 of 8 Pages

1.           NAMES OF REPORTING PERSONS
S. Muoio & Co. LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) ☐
(b) ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS (see instructions)
AF, WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 4,231,376
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 4,231,376

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,231,376

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.71%1

14           TYPE OF REPORTING PERSON (see instructions)
OO, IA

_________________
1 Based on 74,117,654 shares of Class A Common Stock outstanding as of November 3, 2009, as reported by Crown Media Holdings, Inc. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP No. 228411104                                                                                                                                                                                                Page 3 of 8 Pages

1.           NAMES OF REPORTING PERSONS
Salvatore Muoio

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

3.           SEC USE ONLY

4           SOURCE OF FUNDS (see instructions)
AF, WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 24,000
8. SHARED VOTING POWER 4,231,376
9. SOLE DISPOSITIVE POWER 24,000
10. SHARED DISPOSITIVE POWER 4,231,376

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,255,376

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%2

14           TYPE OF REPORTING PERSON (see instructions)
IN, HC

___________________
2 Based on 74,117,654 shares of Class A Common Stock outstanding as of November 3, 2009, as reported by Crown Media Holdings, Inc. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP No. 228411104                                                                                                                                                                                                Page 4 of 8 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the Schedule 13D (the "Schedule 13D") previously filed by S. Muoio & Co. LLC and Salvatore Muoio (together, the "Reporting Persons") with the Securities and Exchange Commission on June 14, 2009 with respect to the Class A Common Stock, $0.01 par value (the "Class A Shares"), of Crown Media Holdings, Inc. (the "Issuer").  Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On February 10, 2010, Hallmark Cards and the Issuer each publicly announced revised terms applicable to the Proposed Recapitalization (the "Revised Recapitalization").  With respect to the Revised Recapitalization, on February 28, 2010 the Reporting Persons delivered a letter to the Issuer's special committee of independent directors formed to consider the Proposed Recapitalization.  The letter reiterates the Reporting Persons' continuing objections to the Revised Recapitalization and their intention to continue to pursue legal remedies with respect thereto.  A copy of the letter is attached to this Amendment No. 1 as exhibit 99.3.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

S. Muoio & Co. LLC ("SMC")

(a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 4,231,376 Class A Shares or 5.71% of the Class A Shares of the Issuer, based upon the number of Class A Shares outstanding.3

SMC has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 4,231,376 Class A Shares to which this filing relates.

SMC has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 4,231,376 Class A Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Class A Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Appendix A hereto, which is incorporated herein by reference, and were all effected in broker transactions.

Salvatore Muoio

(a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 4,255,376 Class A Shares or 5.74% of the Class A Shares of the Issuer, based upon the number of Class A Shares outstanding.4

_____________________________
3 Based on 74,117,654 shares of Class A Common Stock outstanding as of November 3, 2009, as reported by Crown Media Holdings, Inc. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2009.

4 Based on 74,117,654 shares of Class A Common Stock outstanding as of November 3, 2009, as reported by Crown Media Holdings, Inc. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP No. 228411104                                                                                                                                                                                                Page 5 of 8 Pages

Salvatore Muoio has the sole power to vote or direct the vote of 24,000 Class A Shares and the shared power to vote or direct the vote of 4,231,376 Class A Shares to which this filing relates.

Salvatore Muoio has the sole power to dispose or direct the disposition of 24,000 Class A Shares and the shared power to dispose or direct the disposition of 4,231,376 Class A Shares to which this filing relates.

Salvatore Muoio has not effected any transactions in the Class A Shares during the 60-day period preceding the date this Schedule 13D was filed.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.3: Letter from the Reporting Persons to the Special Committee of the Issuer, dated February 28, 2010.

CUSIP No. 228411104                                                                                                                                                                                                Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 1, 2010

S. Muoio & Co. LLC

By:           /s/ Salvatore Muoio
Name:      Salvatore Muoio
Title:        Managing Member

Salvatore Muoio

/s/ Salvatore Muoio
Name: Salvatore Muoio

CUSIP No. 228411104                                                                                                                                                                                                Page 7 of 8 Pages

APPENDIX A

TRANSACTIONS IN THE SHARES EFFECTED BY THE
REPORTING PERSONS DURING THE PAST SIXTY DAYS
(UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
THE OPEN MARKET)

S. MUOIO & CO. LLC

Date of Trade	Shares Purchased (Sold)	Price per Share
12/30/09	(57,900)	$1.33

CUSIP No. 228411104                                                                                                                                                                                                Page 7 of 8 Pages

Exhibit 99.3

S. Muoio & Co. LLC
509 Madison Avenue, Suite 406
New York, New York 10022

February 28, 2009

Special Committee of the Board of Directors
c/o Corporate Secretary
Crown Media Holdings, Inc.
12700 Ventura Boulevard
Studio City, California 91604

Attention:  Drue Jennings, Chairman

Re:  S. Muoio & Co. LLC v. Abbott et al.

Dear Drue:

We are writing to reiterate our and our fellow minority stockholders' objections to a proposed recapitalization of Crown Media Holdings, Inc. ("Crown" or the "Company") on the terms set forth in a non-binding term sheet, dated February 9, 2010, between the Company and its controlling shareholder, H C Crown Corp. (a wholly-owned subsidiary of Hallmark Cards, Inc.) ("Hallmark") (the "Term Sheet").  Like Hallmark's original proposed recapitalization, the transaction contemplated by the Term Sheet (the "Proposed Transaction") would unfairly dilute the economic and voting interests of the Company's minority stockholders.

As you know, S. Muoio & Co. LLC is one of Crown's largest minority stockholders, owning more than 4.2 million shares, or 5.79%, of Crown's Class A common stock.  Shortly after the Company announced on May 28, 2009, that Hallmark had proposed a recapitalization of the Company's capital structure that would convert $550 million in debt into convertible preferred stock convertible into equity, we filed a lawsuit seeking, among other things, to enjoin the consummation of the transaction on the grounds that the transaction would unfairly and improperly dilute the minority stockholders' equity interest and voting power.  As alleged in the complaint, Hallmark's proposal would have resulted in a dramatic reduction in the minority's ownership of the outstanding shares of the Company, as well as a substantial reduction in the minority's percentage of the Company's voting power, and meant that Hallmark would own 90% of each class of Crown stock, such that it would be permitted to consummate a short-form merger.  In addition, the proposed conversion price of $1.00 per share at a time when Crown's shares were trading at a still depressed price of $3.03 (a price that reflected only a small percentage of the Company's intrinsic value) was facially unfair.  However, because, at that time, no transaction had been definitively agreed to by the Company and the Company represented that it had formed a Special Committee to consider the proposal and represent the interests of the Company's minority stockholders, we agreed, in good faith, to await the outcome of that process, and hold the lawsuit in abeyance pending notice of a definitive transaction.

Mr. Drue Jenning
February 28, 2010

After hearing nothing from the Company or the Special Committee for almost seven months, the minority stockholders were dismayed to learn by public announcement that the Special Committee had entered into the Term Sheet that barely improved the unfair terms of the initial proposed recapitalization.  The Term Sheet provides for the dilutive issuance of $185 million preferred shares convertible at $2.60 per share and the conversion of $600 million in debt into common stock of the Company also at approximately $2.60 per share, which together would result in a substantial reduction of the minority stockholders' ownership interest from approximately 10.7% to approximately 3%.  The additional cumulative payment-in-kind and subsequent cash-pay dividends due on the convertible preferred stock actually constitutes a worsening of the original proposal.  In addition, the proposed, slightly increased, conversion price continues to dramatically undervalue the Company and, as before, the transaction delivers into Hallmark's control more than 90% of each voting class of the Company's stock.  The Proposed Transaction remains coercive and grossly inadequate and suffers from all of the same infirmities which I have previously pointed out.

Equally troubling is the fact that, despite the pendency of the lawsuit and the Special Committee's knowledge that the overwhelming majority of the Company's minority stockholders would be opposed to a recapitalization on these terms, we were frozen out of the process and not consulted.  Moreover, the Proposed Transaction is not contingent on the approval of a majority of the minority shareholders.  The Special Committee's failure to secure a "majority of the minority" provision for such an inferior deal only serves to demonstrate that the Special Committee sacrificed customary procedural protections for the minority stockholders and succumbed to the pressure of Hallmark.  Stockholders representing an overwhelming majority of the minority agree with our position.

Your implied valuation of the Company's stock at $2.60 is grossly unfair and does not take into account a number of key valuation factors.  Typically in the cable programming network business, heavy fixed start-up costs for programming and distribution over a significant number of years are required to attract the significant audience share needed to subsequently build advertising and subscription revenue to reach break-even.  Once past break-even, profitability and free cash flow increases steadily and dramatically as a high percentage of incremental revenue flows directly to the bottom line.  In addition, and despite changes in the media landscape, since the number of channels that can be carried on the analog, or lowest tier, of the cable programming line-up is bandwidth limited, once that status is attained, in almost every instance, the then fully distributed cable network takes on economic characteristics similar to that of a protected franchise resulting in a predictable, cash generative, growth business.

Mr. Drue Jenning
February 28, 2010

The Hallmark Channel, since it founding in 2000, saw an eight year period of heavy investment, including start-up operating losses (before financing costs) as high as $170 million per annum, to finally reach positive operating cash flow in 2008 and 88 million subscribers in 2009.  In addition, Crown's Hallmark Movie Channel, launched with zero subscribers in 2006, has recently surged in growth to over 30 million subscribers and, having contributed significantly to Crown Media's overall growth in profitability in 2009, is poised to substantially increase its operating profit contribution in the near term.  There is no reason to believe that Crown Media, having only recently passed the "elbow of the hockey stick" of profitability and free cash flow, will not follow the traditional financial trajectory of every successful and vastly profitable cable channel in the U.S.  An example of the power of Crown's overall business model is demonstrated by its 2009 results.  Despite the effects of the worst economic downturn, and consequent advertising recession, in probably the last 60 years, coupled with a beneficial, but temporarily disruptive shift in programming strategy at the Hallmark Channel, the Company's profitability still increased dramatically when compared to its initial year of profitability in 2008.

Based on modest assumptions regarding subscriber growth at the Hallmark Channel and the Hallmark Movie Channel, recovery in rating at the Hallmark Channel, and in overall advertising rates, and not even accounting for the expected very positive impact on the Hallmark Channel's economics of the recently announced deal to add a significant block of Martha Stewart programming to its lineup, we estimate that Crown's annual operating income and its free cash flow, prior to financing costs, will increase significantly over the next five years.

It is apparent that the Hallmark proposal was deliberately timed, in the context of Crown Media's overall predictable growth curve, to come, after ten years of start-up investment, endured as well by the Company's public shareholders, at that point at which the Company's operating profits and cash flow are set to surge, thereby robbing minority shareholders of the opportunity to fully participate in, and benefit from, the per share business value that already exists and the rapid build-up of values that is expected to ensue. In addition, the timing of the Hallmark proposal, when considered in the context of Hallmark's status as a creditor of the Company, can only be seen as particularly opportunistic, coercive, and in breach of the fiduciary duties owed to the Company's minority shareholders.

While I remain willing to meet with the Special Committee and/or its financial advisors, it is our understanding that the Special Committee does not intend to await the outcome of that meeting before executing definitive documentation of the Proposed Transaction.  Consequently, it seems obvious that the Special Committee has no real intention of entertaining my concerns or those of the other minority stockholders or entering into a meaningful valuation analysis and discussion.  As such, it appears that the Special Committee has offered to meet with me merely as a formalistic gesture.

Mr. Drue Jenning
February 28, 2010

We strongly urge the Special Committee to reconsider before proceeding to execute definitive documentation.  Be advised that, if the Company or Special Committee proceeds to execute definitive documentation of the Proposed Transaction, we intend to pursue the litigation.

Very truly yours,

Salvatore Muoio

Copy to:  Board of Directors